[LETTERHEAD OF PRUDENTIAL]

                                                                  EXHIBIT (b)(2)

                                                                 August 17, 2000

Kohlberg & Company, L.L.C.
111 Radio Circle
Mt. Kisco, New York 10549
Attention: Mr. Chris Lacovara

Gentlemen:

     I'm pleased to confirm the agreement in principle of The Prudential Insurance Company of America, itself, or through one or more of its subsidiaries or managed accounts ("Prudential"), subject to the following conditions, to purchase from KBII Acquisition Company, Inc. a newly formed corporation (the "Company") $19,000,000 principal amount of 13%* Subordinated Fixed Rate Term Notes due 2008 (the "Notes"), with detachable warrants for the purchase of common equity representing 14.5% of the fully diluted common equity of KBII Holdings, Inc. a newly formed corporation ("Holdings") at a nominal purchase and exercise price. Holdings shall own 100% of the outstanding capital stock of the Company. The Notes and the warrants are collectively referred to as the "Securities". Prudential's agreement in principle will expire October 15, 2000, unless extended in writing by Prudential. The purchase price of the Notes will be 100% of the principal amount thereof. Certain terms with respect to the Securities would be as provided in the summary of terms and conditions attached.

     Prudential's purchase of the Securities would be subject to these conditions:

     (a) Prudential, the Company, Holdings' equity holders and the Company's senior lenders have agreed on the terms, conditions, covenants and other provisions (including subordination provisions) satisfactory to Prudential with respect to the Securities,

     (b) Holdings has received $28.4 million in cash consideration for its common stock, not less than $24.5 million of which shall come from Kohlberg & Company (or affiliates thereof),

     (c) The Company has entered into a $47.5 million senior credit facility with lenders and on terms satisfactory to Prudential, $37.5 million of which shall be simultaneously funded with the Notes,

-----------------------------------------------------------
*This rate is subject to change until locked by the Company and may increase based upon changes in the U.S. Treasury market and/or changes in Prudential's credit spreads.

KOHLBERG & COMPANY, L.L.C.
August 17, 2000
Page 2


     (d) Prudential is satisfied that no material adverse change in the condition (financial or otherwise) or prospects of BI Incorporated ("BI") has occurred since June 30, 1999,

     (e) the information provided to the date of this letter with respect to BI, the Company and Holdings is complete and accurate in all material respects,

     (f) the Company simultaneously acquires on a non-hostile basis not less than 90% of the outstanding common stock of BI on terms and conditions satisfactory to Prudential,

     (g) Prudential's Law Department is satisfied with the documentation, proceedings, legal opinions and other matters relating to the proposed financing, and

     (h) a $285,000 processing fee has been paid to Prudential, $115,000 upon the acceptance by the Company of this letter, and the balance at closing.

     The processing fee shall be non-refundable. In addition, following rate lock with respect to the Notes, the Company may have to pay one or both of the fees described below.

     The first fee, the Delayed Delivery Fee, would be due if the financing is not canceled or closed by the 42nd day following rate lock. It represents the loss in yield to Prudential from receiving the coupon on the Notes later than expected and would be calculated each time the proposed closing date is extended. This fee must be paid on the date the transaction closes or is canceled.

     To calculate the Delayed Delivery Fee, Prudential would:

     Step 1. determine the semi-annual yield of the Notes;

     Step 2. determine the yield of a short-term investment of its choice over the expected period of delay;

     Step 3. subtract the short-term yield (Step 2) from the Note yield (Step
             1);

     Step 4. multiply that amount (Step 3) by the number of days from the 42nd day after the coupon was fixed to the date this financing closes or is canceled;

     Step 5. divide that amount (Step 4) by 360; and

     Step 6. multiply that amount (Step 5) by the dollar amount of the Notes on which the coupon was fixed.

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KOHLBERG & COMPANY, L.L.C.
August 17, 2000
Page 3


     The second fee, the Cancellation Fee, could be due if the financing is canceled for any reason after the Company has locked a rate on the Notes. It represents the effect of an increase after the coupon was fixed in the purchase price of a U.S. Treasury Note comparable in duration to the Notes. This fee must be paid on the date the transaction is canceled.

     To calculate the Cancellation Fee, Prudential would:

     Step 1. determine the bid price of a U.S. Treasury Note with a duration closest to that of the Notes, on the date the coupon was fixed;

     Step 2. determine the ask price of the same Treasury Note on the date the financing is canceled;

     Step 3. subtract the bid price (Step 1) from the ask price (Step 2). If the difference is a negative number, no Cancellation Fee would be due. If the difference is a positive number, then Prudential would -

     Step 4. divide the price increase (Step 3) by the bid price (Step 1); and

     Step 5. multiply that amount (Step 4) by the dollar amount of the Notes on which the coupon was fixed.

To determine the price of the Treasury Notes, Prudential will use the prices reported by Bridge\Telerate Service or any other publicly available source of similar market data. We will also round the price to two decimal places and base each price on a Treasury Note with a par value of $100.

     In calculating both the Delayed Delivery Fee and Cancellation Fee, the transaction will be considered "canceled" on October 15, 2000 (or such later day we may agree to in writing) or on any prior day on which the Company has told Prudential that the Company no longer wants to pursue the proposed financing.

     We intend to hire the law firm of Cooley Godward to represent us in connection with the proposed transaction and may hire other consultants to advise us with respect to discrete issues. We understand that Kohlberg & Company, L.L.C. will pay the fees, charges and disbursements of Cooley Godward and any such consultants if the proposed transaction fails to close for any reason and that the Company will make such payments in the event the proposed transaction closes.


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KOHLBERG & COMPANY, L.L.C.
August 17, 2000
Page 4


     If these terms are acceptable to you, please sign the enclosed copy of this letter and return it to me by August 17, 2000, along with a check made payable to "The Prudential Insurance Company of America" in the amount of $115,000 in partial payment of the processing fee.

     This letter supersedes our letters dated July 26, 2000, August 2, 2000, August 7, 2000, August 9, 2000 and August 15, 2000 regarding the subject matter hereof.

     I look forward to receiving your signed letter and to working with you on the proposed transaction.


                                         Very truly yours,

                                         /s/ Stephen J. DiMart
                                         ---------------------
                                         Stephen J. DiMart


Accepted and agreed to:

Kohlberg & Company, L.L.C.


By: /s/ Christopher Anderson
   --------------------------------
   Christopher Anderson

  Its:
      -------------------------------

                                BI Incorporated
                                ---------------
                     $19,000,000 Senior Subordinated Notes
                        Summary of Terms and Conditions

The Offering:
------------

Issuer (debt):          KBII Acquisition Company, Inc. a newly formed
                        corporation ("Newco" or the "Company") wholly owned by Holdings. (Notes will be issued by the same entity, and have same guarantors (if any), as the senior bank facility.)

Guarantors:             Each of the Company's subsidiaries, including (without
                        limitation) BI Incorporated ("BI").

Issuer (equity):        KBII Holdings, Inc. ("Holdings"), a newly formed
                        corporation with a capitalization and identity of ownership acceptable to Prudential.

Purchaser:              The Prudential Insurance Company of America and/or one
                        or more of its direct or indirect subsidiaries or managed accounts ("Prudential").

Issue: $19.0 million principal amount of 13%* senior subordinated notes due 2008 of the Company (the "Notes") and warrants (the "Warrants") to purchase 14.5% of Holdings on a fully diluted basis.

Separability:           The Notes and the Warrants will be separately
                        transferable, subject to compliance with applicable federal and state securities laws.

Use of Proceeds:        The net proceeds from the sale of the Notes will be used
                        to fund a portion of the non-hostile purchase of not less than [90%] [requisite level for "squeeze out" merger] of the common stock of BI.




------------------------------------
*Rate subject to change until locked
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Upfront Fee to
 Investors:             1.5% of the principal amount of the Notes,
                        $115,000 of which is payable upon the
                        signing of a commitment letter with the
                        balance due at closing. The portion of the fee payable at the signing of the commitment letter is refundable to the Company only if the Investment Committee of Prudential's Board of Directors or its designee fails to authorize the transaction.

The Notes:
---------

Principal Amount:       $19.0 million.

Maturity:               2008 (8 year final maturity).

Interest Rate:          Through the third anniversary of closing, the
                        Notes will bear cash interest at a rate of 12% per annum on the accreted value of the Notes and will bear an additional PIK interest rate of 1% per annum on the accreted value, payable quarterly.
                        Thereafter, the Notes will bear cash interest at a rate of 13% per annum on the accreted value of the Notes through maturity, payable quarterly.*

Mandatory Redemption:   None.

Optional Redemption:    Provided that there is a concurrent Liquidity Event,
                        the Notes will be redeemable at the option of the Company, in whole or in part, at any time, plus accrued and unpaid interest thereon, at the following terms (percentages are percentage of principal amount prepaid):

                        Years 1-3:               100% + Make Whole Amount**
                        Year 4:                  106.00%
                        Year 5:                  104.00%
                        Year 6:                  102.50%
                        Year 7:                  101.00%
                        Year 8:                  100.00%

--------------------------------------------------------------------------------
* Rate subject to change until locked
** In year 3 only, if the pro forma cash on cash return to Prudential on its
                          ---------
Notes and warrants would be: (i) greater than 2.00x, the Make Whole Amount will be reduced to the extent necessary (but in no event beyond zero) to result in a cash on cash return of 2.00x (or such greater return as results following elimination of the Make Whole Amount); and (ii) at least 1.85x but less than 2.00x, then in lieu of the Make Whole Amount, the amount shall be 108%, but in no event will this reduction result in a cash on cash return of less than 1.85x.

                        If there is not a concurrent Liquidity Event, the Notes will be redeemable at the option of the Company, in whole or in part, at any time, plus accrued and unpaid interest thereon, at the following terms (percentages are percentage of principal amount):

                        Years 1-3:      100% + Make Whole Amount
                        Year 4:         110.00%
                        Year 5:         107.00%
                        Year 6:         105.00%
                        Year 7:         103.00%
                        Year 8:         100.00%

                        Notwithstanding the foregoing, no optional prepayment shall be permitted without the consent of Prudential if
                        (i) there is no concurrent Liquidity Event and (ii) such prepayment would result in a right to put the Warrants and, furthermore, if such put right were exercised, the Company would not be permitted to pay 100% of the put price in cash for any reason.

Make Whole Amount
 Definition:            The "Make Whole Amount" shall be equal to the excess of
                        (x) the present value of the expected future principal and interest payments on the Notes (including all PIK amounts) discounted at a rate equal to the Treasury Note yield corresponding closest to the weighted remaining average life on the Notes calculated at the time of the prepayment plus 100 basis points (or, in the case of a year 3 Liquidity Event, 250 basis points) over (y) the outstanding accreted amount. The Make Whole Amount shall in no event be less than 0.

Liquidity Event
 Definition:            "Liquidity Event" shall mean (i) the sale in a single
                        transaction of substantially all of Holdings equity
                        securities (include all of the warrants and shares
                                            ------
                        purchased upon exercise), (ii) a qualified initial public offering of Holdings common stock by a nationally recognized underwriter of more than $35 million in gross proceeds or (iii) the sale of all or substantially all of the Company's assets and the concurrent distribution to the holders of the warrants and shares purchased upon exercise thereof of their pro rata share of the net sales proceeds.

Security:               None.

Ranking: The Notes will rank junior in right of payment to the Company's senior indebtedness incurred under the proposed senior credit facilities and up to $7.5 million other senior indebtedness. The amount of senior indebtedness that the Notes will be subordinated to will at no time be greater than $55 million. The Notes will include other subordination terms with respect to the Company's senior lenders typical for transactions of this type satisfactory to Prudential. All other future subordinated debt will rank junior to the Notes pursuant to terms satisfactory to Prudential.

Change of Control:      In the event of a Change of Control, the Company will,
                        at the option of the holders thereof, (i) purchase all of the outstanding Notes at the Optional Redemption price, and (ii) other than in a circumstance where Take
                        Along Rights or Come Along Rights are concurrently exercised (to the extent so exercised in the case of Come Along Rights), purchase the warrants and any shares purchased upon exercise thereof at the fair market value thereof.

                        "Change of Control" will be deemed to have occurred at such time as Kohlberg & Company ("Kohlberg") ceases to control a majority of the Board of Directors of Holdings.

Financial Covenants:    To be determined and expected to be at levels 10% to 15%
                        behind the Senior Secured Credit Facilities. The
                        Financial Covenants will include (but not be limited to):

                        (i)   Maximum Total Leverage Ratio.
                        (ii)  Minimum Interest Coverage Ratio.
                        (iii) Minimum Fixed Charge Coverage Ratio.

Negative Covenants:     Customary for a financing of this type including (but
                        not limited to):

                        (i)   Limitations on indebtedness, including
                              indebtedness at Subsidiaries;
                        (ii) Limitations on dividends and other restricted payments;
                        (iii) Limitations on the Company's ability to enter into
                              sale and leaseback transactions;
                        (iv)  Limitations on liens;
                        (v)   Limitations on transactions with affiliates;

                        (vi) Limitations on mergers, consolidations and asset sales;
                        (vii)  Limitations on investments; and
                        (viii) Prohibition on issuance or transfer of Company
                               equity securities to any person or entity other than Holdings.

Affirmative Covenants:  As are customary, including consummation of the "squeeze out" merger with BI by a date certain.

Representations and
 Warranties:            Customary and acceptable to Prudential.

Conditions Precedent:   As are customary, including conditions relevant to the
                        tender offer.

Expenses:               All fees and out-of-pocket expenses of Prudential's
                        special counsel and other costs incurred in connection with the documentation and closing of the Notes are payable by the Company if the transaction closes and by Kohlberg if it does not.

Warrants:
--------

Warrants Issued to
 Purchaser of the
 Senior Subordinated
 Debt: Purchaser of the Notes will receive Warrants which, when exercised, would entitle the holders thereof to acquire 14.5% of the fully-diluted common stock of Holdings.

Warrant Exercise Price: Nominal.

Expiration Date:        The Warrants will expire on ___________, 2008 (8 years).

Rights As Shareholders: Holders of Warrants will not, by virtue of being such holders, have any rights as shareholders of Holdings. The Holders of Warrants will have board observation rights.

Anti-Dilution
 Protection:            Until a Qualified Offering, the holders of the Warrants
                        shall have anti-dilution protection, provided that the protection shall not apply to issuances to employees pursuant to board-approved plans adopted subsequent to closing (subject to maximum dilution to be determined), and sales for market value. If an investment (in the form of equity or convertible securities) is made below market value by an affiliate of Kohlberg, Holdings will make a rights offering to all holders of the Warrants.
                        If any Warrant holder fails to provide notice of intent to participate within 15 days of notice of the rights offering, they will be entitled to anti-dilution protection.

Take Along Rights:      Until an initial public offering of Holdings' common
                        stock has occurred, the holders of the Warrants shall be obligated to be "taken along" in any sale to a non-affiliate of all of the common stock (and equivalents) by the other stockholders of Holdings, on the same terms.

Come Along Rights:      At such time prior to a Qualified Offering that Kohlberg
                        and affiliates sell such portion of their shares of common stock to reduce their ownership to less than 90% of the shares held by them at closing of this transaction, the holders of the Warrants shall be entitled to sell their shares on a pro rata basis and on the same terms.

Right of First Offer:   Kohlberg & Co. shall have a right of first offer (but
                        not a right of first refusal) in connection with any proposed transfer of the warrants prior to the occurrence of a Liquidity Event.

Put/Call Feature:       The holders of the Warrants will have a put to the
                        Company commencing at the earlier of (i) the date of the Optional Prepayment of 50% or more of the principal amount of the Notes in a non-Liquidity Event context, or
                        (ii) year 6, and the Company shall have a call commencing in year 7 (subject to prior or concurrent prepayment of the Notes in their entirety), in each case at the fair market value thereof. If the put is exercised and the Company is unable, after using best efforts, to secure any necessary financing in connection therewith or is prohibited by the senior bank agreement from paying in cash all or part of the put consideration, then the Company shall issue in lieu of the cash consideration it is prohibited from paying its subordinated note. Such note shall have subordination terms identical to the Notes and such other terms and conditions as shall be mutually agreed upon and set forth in the put agreement.

Registration Rights:    Following an initial public offering of Holdings' common
                        stock, the holders of the Warrants shall have one demand
                        registration of the Warrants or the common stock
                        received upon exercise of the Warrants. In addition, the
                        holders of the Warrants shall have unlimited piggyback
                        and Form S-3 registration rights. All registrations
                        shall be at the
                        expense of the Company. Such piggyback rights shall be
                        pari passu with any held by other shareholders at
                        ---- -----
                        closing and senior to any piggyback rights subsequently granted.